Exhibit 99.1

Newater Technology, Inc. Issues Statement on Recent Volatility of its Stock Price

Yantai, China, August 22, 2018 /Accesswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, “we”, “our” or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced that it is not aware of the reasons for the recent volatility in its stock price. In addition, the Company has not selectively disclosed any material nonpublic information to analysts, investors or others without concurrently making a widespread public disclosure. Additionally, neither the Company’s executive officers, directors nor, to the knowledge of the Company, any controlling shareholders, sold or purchased common shares of the Company within the last 30 days. The Company’s management believes it is prudent to advise the market of this given recent fluctuations of its stock price.

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd (“Jinzheng”) , specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. Newater provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water. More information about the Company can be found at www.dtNEWA.com

The Company’s core business includes:

-Reuse of high quality reclaimed water;	-High-salt and high-polluting wastewater treatment and near zero-liquid discharge

-Highly efficient treatment of Landfill leachate;	-Utilization of acid or alkali-containing wastewater as resources

More information about the Company can be found at: www.dtNEWA.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company	Investor Relations

Zhuo Zhang CFO	Y. Tracy Tang CFA, CPA
NEWATER TECHNOLOGY INC.	SINO-AMERICAN INVESTOR ADVISORY
Phone: +86 (535) 625-8200	Phone: +1 (646) 485-1040
Email: CFO@dtNEWA.com	Email: Tracy.tang@sino-UsInvestors.com